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July 29, 2008
VIA EDGAR
David S. Lyon, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Room 4527, Mail Stop 4561
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549
Re: Hibernia Homestead Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-151656
Dear Mr. Lyon:
     Attached for filing on behalf of Hibernia Homestead Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.
     The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated July 10, 2008, addressed to A. Peyton Bush, III, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of the Staff’s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment, two copies of which are being provided supplementally to the Staff.
Form S-1
General
1.	Please note the updating requirements of rule 8-08 of Regulation S-X. Additionally, please also include an updated consent of your independent accountants in your next amendment.

David S. Lyon, Esq.
U.S. Securities and Exchange Commission
July 29, 2008

The updating requirements of Rule 8-08 of Regulation S-X are noted. We also note that a “Recent Developments of Hibernia Homestead Bank” section has been added to the Amendment. See pages 21 — 23. An updated consent of the independent auditors has been included in the Amendment. See Exhibit 23.2.
Summary
Our Business, page 1
2.	It appears the Bank has experienced losses for an extended period of time. Revise to disclose the length of time the bank has incurred annual losses. Briefly give your reasons for the losses and juxtapose this experience to your new operating plans going forward.

Disclosure regarding the length of time Hibernia Homestead Bank (the “Bank”) has incurred losses, the reasons therefore and operating plan going forward has been added as requested. See page 1.

3.	Please summarize the use of proceeds from the offering.

A summary of the use of proceeds from the offering has been included. See pages 1 — 2.

4.	Please briefly describe the effect of Katrina on your market area for a reader who is not familiar with this situation. Include quantification.

A brief discussion of the impact of Hurricane Katrina on the New Orleans metropolitan area has been added. See page 2.
After-Market performance Information, page 5
5.	Revise the table to indicate whether the companies were listed on Nasdaq or the OTC and add an average for each group below the tables.

The table was revised to show the companies listed on Nasdaq and the company quoted on the OTC Bulletin Board along with the average price performance for the Nasdaq-listed group. See page 6.
Risk Factors
General
6.	The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references throughout this section to the company’s inability to offer assurances as to certain aspects of the company’s business. For

David S. Lyon, Esq.
U.S. Securities and Exchange Commission
July 29, 2008

examples, see the last risk factor on page 13 and the first risk on page 14. Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed. Insure that the entire risk factor section is revised.

The entire risk factors section has been reviewed and revised as requested.
Hibernia Homestead Bank may not..., page 13
7.	Revise to disclose the length of time the Bank has incurred continuing losses.

Disclosure regarding the length of time the Bank has incurred losses has been added in the first risk factor on page 14.
Hurricane Katrina..., page 13
8.	Please quantify the change in the tourist employment sector.

Additional information regarding the impact of Hurricane Katrina on the tourist employment sector has been added to the third risk factor on pages 14 — 15.
How We Intend To Use the Proceeds From This Offering, page 19
9.	Please reconcile the table with the textual description that follows. The tabular presentation needs to show the dollar amount of funds that will flow to the bank and, if known, how the bank will use those funds.

A footnote has been added to the table to indicate the amount of funds that the Registrant will deposit in the Bank at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range. Please note that the Registrant will retain 100% of the net proceeds from the offering and will not contribute any of the net proceeds as capital to the Bank. See page 24.
Commerical Real Estate Loans, page 44
10.	Revise to indicate the experience of the newly hired commercial loan officer, clarify if the 70% refers to the lesser or greater of appraised or purchase price, indicate how the appraisal will be obtained and by whom and, name the individuals on the loan committee, or provide a cross-reference where that information is disclosed. In addition, indicate the maximum size of commercial real estate loans that may be made.

The requested disclosure has been added with respect to the Bank’s commercial lending policy. See pages 50 — 51.

David S. Lyon, Esq.
U.S. Securities and Exchange Commission
July 29, 2008

Transactions With Related Persons, page 68
11.	Please quantify the total amount of loans currently outstanding to officers and directors, no matter when they were originally entered into. Also, disclose whether they are performing pursuant to their original terms.

The total amount of loans outstanding to the Registrant’s officers and directors has been disclosed, all of which are performing in accordance with their terms. See page 74.
Signatures, page II-5
12.	Revise to identify the principal accounting officer. See the signature requirements for Form S-1.

The signature page has been revised, as requested.
Exhibit 8.1
13.	You will need to file an opinion prior to effectiveness, rather than a form of opinion. Please revise.

The opinion as to federal tax matters is included with the Amendment as Exhibit 8.1
Closing Comments
     The closing comments are noted.
* * *
     We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.
     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Eric M. Marion

cc: A. Peyton Bush, III
Raymond A. Tiernan